ITC Holdings Corp.
Southern Company Meeting
June 13, 2012
Filed by ITC Holdings Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ITC Holdings Corp.
Commission File No. 001-32576

Safe Harbor Language & Legal Disclosure
business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange
Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.
Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results.
Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of
ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.
The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.
This presentation contains certain statements that describe ITC Holdings Corp. (“ITC”) management’s beliefs concerning future

Safe Harbor Language & Legal Disclosure
transactions. ITC will also file a proxy statement with the SEC that will be sent to the shareholders of ITC. Entergy shareholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions.  ITC’s shareholders are urged to read the proxy statement and any other relevant documents because they contain important information about ITC, TransCo and the proposed transactions.  The proxy statement, prospectus and/or information statement, and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy
Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way,
Novi, MI 48377 or by calling 248-946-3000
This presentation is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the
SEC. Information about the directors and executive officers of Entergy may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.
Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the
SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders.
ITC and Mid South TransCo LLC (“TransCo”) will file registration statements with the SEC registering shares of ITC common stock and TransCo common units to be issued to Entergy Corporation (“Entergy”) shareholders in connection with the proposed

ITC History
Headquartered in Novi, Michigan
•
March 2003 -
Established as
ITCTransmission
with the purchase of Detroit
Edison transmission assets
• July 2005 –
ITC Holdings Corp. became first
publicly traded independent transmission
company
•
July 2006 -
ITC Great Plains, headquartered
in Topeka, KS, established to pursue new
transmission development opportunities
• October 2006 - Acquired Michigan Electric
Transmission Company (METC)
• December 2007 - Formed ITC Midwest by
acquiring the transmission assets of Interstate
Power and Light from Alliant
• December 2011 - Announced proposed
transaction with Entergy Corporation whereby
Entergy will spin-off its transmission business
and merge it with ITC

NORTH DAKOTA
MINNESOTA
SOUTH DAKOTA
MICHIGAN
ILLINOIS
MISSOURI
OKLAHOMA
TEXAS
ITC Transmission
METC
ITC Midwest
ITC Great Plains
ITC Panhandle Transmission

ITC Overview
• Largest fully independent transmission company
in the nation; 9
th
largest transmission owner
overall
• 4 operating companies in 7 states
• Michigan, Iowa, Illinois, Minnesota, Missouri,
Kansas, Oklahoma
• 475 employees and approximately 1,000 skilled
labor contractors
• Capital investments of  $2.8B in its business
since inception; projected investments of
~$4.2B 2012 through 2016
• Singular focus:  own, operate and maintain
transmission
• Member of two RTOs:  MISO and SPP

Our Mission
• Make investments that improve
system reliability
• Expand access to energy markets
• Lower the overall cost of delivered
energy
• Allow new generating resources to
interconnect to transmission
systems
• Support national energy
independence and security
Business model serves state, regional, and federal policy goals of advancing transmission infrastructure development to the benefit of consumers

Investment in the Grid
• Since its inception, ITC has annually invested between 1 and
2.7 times cash from operations
Gross investments in property, plant and equipment increased from $41 million in 2003 to $633 million in 2011
Planned gross investment in property, plant and equipment for 2012 is
$730 to $830 million
• 5 year plan refreshed annually to provide longer term view of
ITC’s investment strategy
Total investment from 2012 through 2016 projected to be $4.2 billion
• Driven by operational excellence criteria and organic
investment opportunities
Best-in-class operations at existing operating companies
Includes system investment and generator interconnections
Development of regional infrastructure
MISO MVPs/SPP regional projects
Partnerships with local utilities

ITC Holdings Corp. Capital Investments
in millions
$700
$600
$500
$400
$300
$200
$100
$0
$41
$81.5
$117.8
$178.5
$286.2
$399.4
$361.6
$454.6
$632.9
2003
2004
2005
2006
2007
2008
2009
2010
2011
ITC*Transmission*
METC
ITC Midwest
ITC Great Plains

8 Historical Capital Investments 2003-2011

Customer Focus
•
Dedicated Stakeholder Relations group as single point of contact for stakeholders, providing advocacy and issue resolution at ITC
Stakeholders include municipal and cooperative utilities, independent power producers and retail load of large industrial and commercial retail customers connected at transmission level voltages
•
Together with Entergy, proactively meet with stakeholders to identify stakeholder issues and resolve any concerns through one-on-one meetings and Semi-annual “Partners in Business” meetings
Energy policy, legislative and regulatory matters
Capital project, transmission planning and preventative maintenance
Operations preparedness for summer peak load and storm events
Transmission rates
•
Timely customer communication
Storm restoration
Planned outages to eliminate or minimize any
potential risk and costs to industrial processes
Unplanned outages regarding cause, estimated
duration, and future prevention

10 Transaction Overview

ARKANSAS
MISSISSIPPI
LOUISIANA
ITC Transmission
METC
ITC Midwest
ITC Great Plains
Entergy Transmission Operating Subsidiaries
Green Power Express
KETA Project
Kansas V-Plan
Hugo to Valliant

ITC

ITC and Entergy
System Peak
Load
26,100 MW 28,000 MW
Service Area Seven states Four states*
Total
Transmission
Miles
15,000 miles 15,700 miles
Service Area
Square Miles
89,850 114,669
RTO
Membership
MISO/SPP Anticipated
MISO
membership
by 12/2013
* Entergy also owns limited assets in Missouri.
Entergy
Transmission
Business

Transaction Overview
Transaction Structure
• Reverse Morris Trust – Entergy’s transmission business merges into ITC
• Prior to merger, Entergy to pursue tax free spin-off of transmission business, and
ITC to effectuate a $700 million recapitalization in the form of a share repurchase, special dividend or some combination thereof
• 100% stock consideration
• Entergy to issue approximately $1.775 billion of debt, to be assumed by ITC
• ITC to issue approximately $700 million of debt at holdings level
ITC Shareholders
Post-Merge
• 50.1% Entergy shareholders
• 49.9% ITC shareholders
ITC Senior
Mgmt & Board
• Two new independent directors who have transmission industry knowledge and familiarity with Entergy’s region
• ITC’s management team will remain intact for combined business, supplemented with key Entergy leadership personnel from Entergy’s transmission business
Headquarters • Regional headquarters remain in Jackson, MS
• Corporate headquarters in Novi, MI
Expected Closing • In 2013, subject to timing of approvals
Approval Process • Entergy retail regulatory approvals
• Federal Energy Regulatory Commission approvals
• ITC shareholder approval
• Certain other regulatory approvals

50.1% Entergy Shareholders
49.9% ITC Shareholders
ITC HOLDINGS CORP.
ITC*Transmission*
METC
ITC Midwest
ITC Grid Development
ITC Great Plains
ITC Panhandle Transmission
ITC Green Power Express, LLC
Green Power Express LP
Mid South TransCo LLC
Trans OpCos

13 Pro Forma Structure

Customer and Stakeholder Benefits
• Benefits on the transmission system include:
Improved reliability
Reduced congestion
Lower overall cost of delivered energy
Independent, regional approach to planning
Customer -focused maintenance
• Benefits beyond MISO membership
Planning begins with local planners submitting projects
to MISO. Independent , broader view promotes
transmission build -out that takes into account all users
of the grid
Broader and longer term view of the power grid
• Over time, the overall benefits of the transaction
will more than offset the costs associated with it
A more thorough analysis of the revenue requirement
effects and transaction benefits is being prepared in
conjunction with the necessary regulatory filings

15 Independent Model

Independent Model
Benefits of ITC independent
transmission model
Reliability
Transparency
Operational
Excellence
Infrastructure
Investment
High Credit
Quality
Public Policy
Alignment
Facilitate Generator
Interconnection
Customer
Focus

Independence as an Operating Philosophy
Planning
•
Independent and efficient transmission investment to benefit all customers
•
Address local, state and regional reliability and economic needs
•
Identify transmission needs across a larger footprint
•
Propose transmission solutions for consideration alongside non transmission solutions in an open and transparent planning forum, for optimal solutions
•
Reduce system congestion
•
Expanded grid and market access for all competitive fuel sources
•
Lower overall cost of delivered energy
•
Accommodate public policy mandates
Operations
•
ITC does not participate in or perform any market or generation dispatch services
•
Provide unbiased and non-discriminatory access to the transmission system
•
Objective is best-in-class performance achieved through efficient investment, proactive maintenance and operational excellence
-

Independence and Transparency
ITC’s independent model enables transparent disclosure and
communication with stakeholders
•
Transmission revenue requirement calculations
• Local plans developed by ITC are evaluated through the independent RTO
FERC Order 890-compliant process to confirm need and allow for stakeholder input
• Ensures ITC constructs transmission projects which meet the scrutiny of a stakeholder process
• ITC hosts annual “Partners in Business” meetings where the formula rate projections are explained
• All questions are answered; responses are delivered to attendees of the meetings and are also posted on the applicable operating company’s OASIS website
•
Transmission planning process

Operational Excellence 19

Operational Excellence
•
ITC’s overarching goal:  Best-in-class system
operations and performance
•
Culture of safety and proven record of safety
performance
•
Preventative maintenance emphasized to reduce costly
reactive maintenance
•
Operating companies consistently rank strongly in the
SGS Statistical Services Transmission Reliability
Benchmarking program
•
Our control room is staffed with operators qualified at
the highest level under the NERC Operator
Certification Program
•
Restoring power quickly is a core competency and
area of focus for ITC
•
Experience in working cooperatively with large
commercial and industrial entities to address their
needs and concerns about power quality

Number of Sustained Outages per Circuit, All Voltages, 2011
0.6
0.4
0.2
0.0
Lower is better
Third Quartile
Second Quartile
Top Quartile
Top Decile
ITC Transmission
METC
Region
Peers
ITC Midwest

Reliability:  2011 Sustained Outage Performance
ITCTransmission
and METC perform with the best 10% of companies for number
of sustained outages per circuit.  Majority of ITC Midwest system is 69kV and improvement programs have had less time to be effective; however, performance has shown improvement in 2011.

Average Circuit Outage Duration (in Minutes), 2011
Lower is better
300
250
200
150
100
50
0
Third Quartile
Second Quartile
Top Quartile
Top Decile
ITC Transmission
METC
ITC Midwest
Region
Peers

Reliability:  2011 Outage Duration
Average circuit outage duration for all three ITC operating companies is less than the Region and Peer Group. Transmission circuit outages do not equate to end-
use customer outages in most cases, except for ITC Midwest.

Systematic Approach to Outage Reduction
Root cause analysis and feedback into both the maintenance plan and capital improvements
Example:  Initiated a project to install
a second shield wire for additional
lightning protection on a circa 1950
120kV circuit that had seven lightning
related outages since 2003
Identify and document cause of each
sustained outage
Committee of operations, engineering,
planning and stakeholder relations reviews
each outage
Track performance trends
Separate committee performs an after action
review for all human performance events
•
Identification of system
planning/maintenance/operating
improvements or larger scale projects
•
Initiate additional inspections, special
maintenance or study projects
•
Circuits with repeat outages are identified
and given extra attention
•
< 5% of outages are recorded as “unknown”
cause

•
ITC’s record:
•
In Michigan, ITC’s systems are very
reliable, resulting in only a handful of
customer outages
•
On our Midwest system, where we
own 34.5kV and 69kV transmission,
78% of  outages impacting customers
are restored at the point of
interconnection within 90 minutes
Storm Restoration
Building on Entergy’s Record of Excellence
•
ITC and Entergy will be developing detailed, integrated storm restoration plans prior to closing
•
ITC plans to integrate key areas of its Incident Command System (ICS) with
Entergy’s ICS structure to ensure continued excellence in storm restoration
ITC’s number one priority:  getting customers back on line safely.

Straight-Line Wind Storm in Iowa
July 2011
•
Several counties across central
Iowa
•
Straight-line winds 130 mph
•
30-mile-wide, 70-mile-long path
of destruction
•
NOAA: Wind event was most
widespread and damaging in
east central Iowa since 1998
•
Within 72 hours, ITC restored
all customers capable of taking
service
•
Three days later, the system
experienced record peak
demand without incident

•
Severe storms spawned a
tornado which struck and
damaged DTE Energy’s Fermi 2
nuclear power plant in Monroe
County, Michigan
•
Four of the five transmission
lines interconnecting the plant
were damaged and the reactor
automatically shutdown
Nuclear Plant Restoration
June 2010
With the outstanding support from ITC, we were able to restore our offsite lines and our switchyard, assess the plant condition and exit the emergency plan by about 2 a.m. Monday morning.”
DTE Fermi Plant Manager
•
ITC crews worked around the clock for 48 hours to restore the damaged lines.

Proactive Maintenance
•
Achieved 100% compliance with maintenance requirements under NERC standards in 2011 audit of ITC’s three operating companies
•
ITC spends three times more on preventive maintenance than reactive, unplanned activities
•
Transmission lines were 100% available during 2011 summer all-time peak, or near all-time peak, demand
Driven by our singular focus on
transmission, ITC’s
commitment to
preventative maintenance has helped
maximize the
availability of critical equipment
and the transmission system.

Recordable Incident Rate

2.5
2.0
1.5
1.0
0.5
0.0
ITC 2011
Industry Top Quartile
Industry Average

Lost Work Day Case Incident Rate

0.6
0.5
0.4
0.3
0.2
0.1
0.0
ITC 2011
Industry Top Quartile
Industry Average

Source: Edison Electrical Institute (EEI) Safety Survey (2011 survey)

ITC Foundation in Safety
Safety is integral to ITC’s culture of operational excellence.  Amid active capital and maintenance initiatives, we sustain a safe work environment for our employees and contractors.

29 Next Steps

Entergy Implementation
Timing

Authority
Requirement
Target Timing
Initial filings
to begin
mid-summer
Work is
expected to
begin in
second &
third
quarters of
2012
Entergy Retail Regulators
(APSC, LPSC, MPSC, PUCT,
CCNO)
•
Change of control of transmission assets
•
Authorization to incur debt in some jurisdictions
FERC
•
Change of control of transmission assets
•
Establish new regulatory construct for new ITC subsidiaries
•
Authorization for operating company financings
Hart-Scott -Rodino Act (DOJ
/ FTC)
•
Pre-merger notification to review potential antitrust and competition issues
IRS Private Letter Ruling
•
Ruling regarding tax-free treatment of the distribution of Transco Holdco
ITC Shareholders
•
Merger
•
Amendment to ITC Articles of Incorporation to increase the number of authorized shares
•
Authorization for issuance of greater than 20% of outstanding shares
* Approvals may be required in Missouri due to limited assets in those territories. Approval may be required in Oklahoma for ITC.
•
The transaction is targeted to close in 2013, subject to receipt of the following approvals and closing conditions

• Upon transaction close, ITC will solely own and lead the resulting business
Certain Entergy management will serve in an executive capacity for ITC
Entergy employees will perform the day to day operations at the direction of ITC and in line with
ITC goals (reliability, facilitate markets, generator interconnections, policy needs) and independence requirements
• Annual goals are structured to support and incentivize achievement of corporate goals, which focus on Best in Class performance in the following areas:
Safety
Reliability/outage reduction
Performance of scheduled maintenance
Capital project completion
• ITC’s Board of Directors will appoint two new independent directors with experience in the region
Management Post-Transaction

Customers
Communities
Transaction Benefits
Employees

Transaction Closing
Stakeholder Benefits
Transaction ultimately benefits all
constituencies, through independent model and
overall best practices
• Improved reliability, reduced congestion and
greater access to competitive energy
marketplace
• Strong credit and ability to attract cost-effective
capital for needed transmission investments
• Highest objectivity for transmission planning
and operations; aligns with public policy
objectives
• Maintains jobs and provides opportunities for
job creation and local economic development
• Commitment to communities and customers
that ITC serves through corporate citizenship,
and community involvement

Thank you